Universal Domains, Inc. Announces Name Change, Reverse Stock Split and Symbol Change

NANAIMO, British Columbia, Oct. 26, 2004 (PRIMEZONE) -Pure Capital Incorporated (formerly known as Universal Domains, Inc.) (OTC BB:UDCCF.OB - News) announced that, effective on October 12, 2004, the Company changed its name to Pure Capital Incorporated (“Pure Capital”), a name which is more in line with the company's future operational business prospects. In addition, and also effective on October 12, 2004, Pure Capital’s stock was reverse split at a ratio of one for forty (1:40) and its ticker symbol changed from “UDCCF” to “PUCIF.”

Signed:

Alan M. Brown, President
alanmbrown@shaw.ca

Disclaimer: The Company relies upon the Safe Harbor Laws of 1993, 1934, and 1995 for all public news releases. Statements, which are not historical facts, are forward-looking statements. The Company, through its management, makes forward-looking public statements concerning its expected future operations, performance and other developments. Such forward-looking statements are necessarily estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. It is impossible to identify all such factors. Factors which could cause actual results to differ materially from those estimated by the Company include, but are not limited to, government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other factors which may be identified from time to time in the Company's public announcement.

Consulting Contact:

Business Consulting Group Unlimited, Inc.
580 Second Street, Suite 102
Encinitas, CA 92024
(760) 230-2300